Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Gary Newberry
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Avalo Therapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended March 31, 2024
File No. 001-37590

Ladies and Gentlemen:

We write this letter on behalf of our client Avalo Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated July 2, 2024 (the “Comment Letter”). The text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments.

The Company is concurrently filing an Amendment No. 1 to the Form 10-Q for the fiscal quarter ended March 31, 2024 and an Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement Amendment”), which addresses the Staff’s comments and updates or clarifies certain other information requested by the Staff.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business.
Our Strategy, page 1

1.Please confirm that you will revise this disclosure in future filings to clarify that there is no guarantee that your products will receive regulatory approval and to describe the additional steps and clinical trials that you must complete before you can submit applications for regulatory approval.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

Division of Corporation Finance
July 11, 2024

The Company also has revised the section under the heading “Our Strategy” on page 4 of the Registration Statement Amendment to disclose that there is no guarantee that the Company’s products will obtain regulatory approval in the United States or elsewhere. The additional disclosure in this section outlines the additional steps and clinical trials that must be completed prior to submission of applications for regulatory approval.

Pipeline - Overview, Competition, and Intellectual Property, page 2

2.We note that the Next Generation IL-1B (extended half-life), AVTX-002 (anti-LIGHT mAb) and AVTX-008 (BTLA agonist fusion protein) product candidates appear in your pipeline table with undisclosed target indications, and that there is either minimal or no discussion of the status of these programs in your disclosure. Please confirm that you will address the following in future filings, as appropriate:
•To the extent these are currently material programs, disclose the targets and provide more fulsome descriptions of these programs. If you have not yet identified target indications that you are currently pursuing, please remove them from the table or explain the basis for your belief that they are material and should be included in your pipeline table.
•In an appropriate place in the Business section, revise to explain what you mean when you say that AVTX-002 and AVTX-008 are "under strategic review," and disclose the current status of such reviews. To the extent you are not currently developing and/or do not plan to further develop these product candidates, please remove them from your pipeline table in future filings.

Please note that we will not object to a narrative discussion of your aspirational plans for such product candidates or next steps with respect to these programs in your Summary and Business sections.

The Company respectfully acknowledges the Staff’s comment and will not include Next Generation IL-1β, AVTX-002, or AVTX-008 in the pipeline table in future filings until and if the products have target indications that the Company is pursuing. Accordingly, the Company has revised the pipeline table in the Registration Statement Amendment (page 4) by removing references to the Next Generation IL-1B (extended half-life), AVTX-002 (anti-LIGHT mAb) and AVTX-008 (BTLA agonist fusion protein) product candidates.

Further, the Company has included a new section in the Registration Statement Amendment (and will do so in future filings where responsive) under the heading “Other Product Candidates Under Strategic Review” (page 6). In this section, the Company explains what it means to be “under strategic review” and discloses the current status of the Company’s strategic review of AVTX-002 and AVTX-008.

3.Please revise your pipeline table in future filings as follows:
•Revise the "Anticipated Milestones" column so that it only includes the next step in the regulatory process. To the extent your Phase 2 trial of AVTX-009 has not commenced, please remove references here and elsewhere to when Phase 2 data is expected.
•To the extent you have not identified a specific autoimmune indication for AVTX- 009, please remove this row from your pipeline table in future filings.

Division of Corporation Finance
July 11, 2024
The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

The Company also has revised the “Anticipated Milestones” column in the Registration Statement Amendment (page 4) to only include the next step of the regulatory process. Further, the Registration Statement Amendment does not reference the anticipated timing of Phase 2 data and has removed the row referencing an autoimmune indication for AVTX-009 from the table on page 4.

4.Please confirm that in future filings you will revise your disclosure regarding each of your license agreements to include a discussion of all material terms, including quantifying the following as appropriate:
•amounts paid to date, such as upfront fees and any installments thereof;
•annual or maintenance fees payable;
•the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, each such range should be within ten percentage points. By way of example only and not limitation, you should revise your disclosure that under the terms of the Lilly License Agreement, the Company will be responsible for paying royalties equal to a "mid-single digit-to-low double digit" percentage of Avalo or its sublicensees’ annual net sales;
•the duration of the agreement and royalty term; and
•termination provisions.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

The Company also has revised the “Pipeline” section in the Registration Statement Amendment (pages 4-8) to discuss the material terms of the Company’s licensing agreements. The Company’s revised disclosure in the Registration Statement Amendment includes disclosing the items above for each of the licensing agreements.

5.Please confirm that with respect to all completed clinical trials of AVTX-009 and AVTX- 002 referenced in this section, you will revise future filings to provide results within proper context. In this regard:
•Please disclose the sponsor, the date(s) of the trials and the location(s), indication(s) studied, the trial phase, the primary and any secondary endpoints, the number of trial participants, the results observed relative to the endpoints, any serious adverse events, and whether statistical significance was demonstrated, including supporting p-values as appropriate.
•Disclose the prior names used for AVTX-009, if any.
•With respect to AVTX-002, please explain what you mean when you state you observed "positive trends" in an open-label study of Chron's Disease, and a reduction in "asthma-related events" in a Phase 2 trial in patients with poorly controlled NEA.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

The Company also has revised its disclosure of AVTX-002 in the Registration Statement Amendment to eliminate references to clinical trials. Such references originally appeared in the “Overview” section under the heading “Quisovalimab (AVTX-002): Anti-LIGHT mAb targeting immune-inflammatory

Division of Corporation Finance
July 11, 2024
diseases,” but such references are now not included in the Registration Statement Amendment. Additionally, the Company has disclosed the prior names of AVTX-009 on page 4 of the Registration Statement Amendment.

Quisovalimab (AVTX-002): Anti-LIGHT mAb targeting immune-inflammatory diseases.
Overview, page 2

6.We note your disclosure that Quisovalimab (AVTX-002) has shown "a favorable safety and tolerability profile, in all indications studied..." As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, please confirm that you will remove any statements that state or imply that your product candidates are safe or effective from future filings. We will not object to statements that your drug candidates were well-tolerated or that no serious adverse events deemed to be study related were reported, if true.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

The Company also has removed this language in the Registration Statement Amendment. The disclosure of AVTX-002 beginning on page 6 of the Registration Statement Amendment does not include statements regarding a favorable safety and tolerability profile, nor do any such statements appear elsewhere in the Registration Statement Amendment.

Intellectual Property Overview, page 3

7.Please confirm that in future filings you will revise your disclosure with respect to the Company's material patents to clearly describe on an individual or patent family basis the type of patent protection granted for each product candidate or technology (composition of matter, use, or process), whether such patent is owned or licensed, the expiration year of each patent, and the jurisdiction, including any foreign jurisdiction, of each material pending or issued patent.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

The Company also has revised its disclosure in the “Pipeline” section of the Registration Statement Amendment (pages 4-8) with respect to the Company’s material patents. The revised disclosure in the Registration Statement Amendment includes tabular presentation of the following for each of the Company’s material patents:

•Type of patent protection granted (composition of matter, use, or process);
•Whether such patent is owned or licensed;
•Expiration year; and
•Jurisdiction (including foreign jurisdiction).

The tables disclosing such information appear on page 6 (AVTX-009), page 7 (AVTX-002), and page 8 (AVTX-008) of the Registration Statement Amendment.

Division of Corporation Finance
July 11, 2024
Item 1A. Risk Factors, page 12

8.We note your disclosure on page 3 that certain patents related to quisovalimab (AVTX- 002) that are exclusively licensed from KKC may provide exclusivity in the United States through 2028 absent any extension. Please confirm that you will revise future filings as appropriate to explain the material impact, if any, of the patent expiration on your business. In this regard, we note your disclosure on page 3 that your success depends in part on your ability to obtain and maintain proprietary protection for the technology and know-how upon which your product candidates are based.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

In addition to updating the Risk Factor disclosure in future filings, the Company also has revised its disclosure on pages 5, 7, and 8 of the Registration Statement Amendment to clearly disclose that the Company plans to primarily rely on biologics data or market exclusivity to protect its intellectual property.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited., page 13

9.Please confirm that you will revise future filings to revise this risk factor to quantify the NOLs accumulated through the end of 2017 and any other tax attributes that are or may become subject to limitation.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

We intend to conduct clinical trials for certain of our product candidates at sites outside the United States..., page 23

10.Please confirm that in future filings you will revise this risk factor, the Business section, and elsewhere throughout as appropriate to disclose, to extent known, any jurisdiction(s) outside the United States where you intend to conduct or are conducting clinical trials for any candidate, including the indication.

The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

Please note that since the Company filed its initial registration statement, it has announced that its Investigational New Drug Application for AVTX-009 for the treatment of hidradenitis suppurativa is now active. The Company has disclosed this development under the heading “Recent Events” on pages 3-4 and under the heading “Pipeline” on page 4 of the Registration Statement Amendment, and has disclosed the locations where it intends to conduct its Phase 2 (LOTUS) clinical trial for AVTX-009.

Division of Corporation Finance
July 11, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Overview, page 49

11.Please confirm that you will revise future filings, as appropriate, to support your statement here and elsewhere throughout that recently acquired product candidate AVTX-009 is “Phase 2-ready.” In this regard, we note that it is unclear from your disclosure whether you have an active IND for this product candidate in the indications you state you are currently pursuing.
The Company respectfully acknowledges the Staff’s comment and will revise this disclosure in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2024
Exhibit 32.1, page 40

12.We note that the 906 Certification in Exhibit 32.1 is incorrectly dated March 13, 2024. In a full amended filing, please provide a correctly dated Section 906 certification along with currently dated Section 302 certifications.

The Company respectfully acknowledges the Staff’s comment and has filed a full amended filing on Form 10-Q for the fiscal quarter ended March 31, 2024 that includes all items of the form as well as a currently dated Section 906 certification and Section 302 certifications.

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at agibbons@wyrick.com or by telephone at (919) 786-4038.

Sincerely,

WYRICK ROBBINS YATES & PONTON

		By:	/s/ Andrew J. Gibbons
Andrew J. Gibbons

cc:	Dr. Garry A. Neil
Chief Executive Officer and Chairman of the Board
Avalo Therapeutics, Inc.
(gneil@avalotx.com)

Mr. Christopher Sullivan
Chief Financial Officer
Avalo Therapeutics, Inc.
(csullivan@avalotx.com)